

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 8, 2018

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
2420 17th Street, Office 3118
Denver, CO 80202

> **Re:** **MassRoots, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2018**
> **File No. 333-223038**

Dear Mr. Dietrich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose that you formed MassRoots Blockchain Technologies to explore how blockchain technology may be utilized for your business operations. Please disclose the steps you have taken in your exploration efforts and whether, and if so how, you intend to use the $942,500 you have received from investors pursuant to the SAFT agreements for these efforts. Disclose whether you expect you will need additional funds for your exploration efforts.

2. Balance your detailed discussion of how the cannabis industry *may* use blockchain technology with an equally prominent discussion of your exploration efforts to date.

3. Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

4.   Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                            Sincerely,

                                            /s/ Jan Woo

                                            Jan Woo
                                            Legal Branch Chief
                                            Office of Information Technologies
                                            and Services

cc: Richard Friedman, Esq.
        Sheppard Mullin Richter & Hampton LLP